February 13, 2020

VIA EDGAR

Mses. Effie Simpson, Theresa Brilliant and Susan Block and Mr. John Dana Brown
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Charlie's Holdings, Inc. Amendment No. 4 to Registration Statement on Form S-1, Filed February 10, 2020 File No. 333-232596

Ladies and Gentlemen:

This letter is submitted on behalf of Charlie’s Holdings, Inc. (the “Company”) in response to comments of the staff of the Office of Transportation and Leisure (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed on February 10, 2020 as set forth in your letter dated February 12, 2020 (the “Comment Letter”), addressed to Brandon Stump, Chief Executive Officer of the Company. The Company is filing Pre-Effective Amendment No. 5 to the Registration Statement (the “S-1/A No.5”) contemporaneously with the submission of this letter to address the comments raised by the Staff in the Comment Letter, as more particularly set forth below.

For reference purposes, the Staff’s numbered comments have been reproduced in bold herein, with responses immediately following such comment. The responses provided herein are based upon information provided to Disclosure Law Group, a Professional Corporation, by the Company.

Amended Form S-1/A filed February 10, 2020

General

1.	We note your response to our prior comment 2 and reissue in part. Revise on pages 18 and 83 to state whether your exclusive forum provision would apply to Securities Act claims.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company has revised the applicable disclosure on pages 18 and 83 of the prospectus contained within the S-1/A No. 5 to state that the Company does not believe that the exclusive forum provision in the Company’s Amended and Restated Bylaws would apply to suits brought to enforce any duty or liability created by the Exchange Act, the Securities Act, any other claim for which the federal courts have exclusive jurisdiction or concurrent jurisdiction over suits brought to enforce any duty or liability created by the Securities Act.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate to contact me at (619) 272-7063.

Very truly yours,

/s/ Jessica R. Sudweeks
Jessica R. Sudweeks
Partner
Disclosure Law Group, a Professional Corporation

cc:	Mr. Brandon Stump Chief Executive Officer Charlie’s Holdings, Inc. Mr. David Allen Chief Financial Officer Charlie’s Holdings, Inc